SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A)

                       (AMENDMENT NO. 12 TO SCHEDULE 13D)

                   Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                                BINGHAM DANA LLP
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4689
                                (212) 318-7700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                November 1, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]





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



                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)  Name of reporting persons...................  LCO INVESTMENTS LIMITED
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a                (a)   [X]
     member of a group (see instructions)........
                                                   (b)   [ ]
(3)  SEC use only................................

(4)  Source of funds (see instructions)..........  WC

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................

(6)  Citizenship or place of organization........  GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................  10,476,723 (which includes 638,797 shares subject to acquisition within 60 days on exercise
                                                   of certain Warrants)

(8)  Shared voting power.........................  None

(9)  Sole dispositive power......................  10,476,723 (which includes 638,797 shares subject to acquisition within 60 days on exercise
                                                   of certain Warrants)

(10) Shared dispositive power....................  None

(11) Aggregate amount beneficially owned by each   10,476,723 (which includes 638,797 shares
     reporting person............................  subject to acquisition within 60 days on exercise of certain Warrants)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................  [ ]

(13) Percent of class represented by
     amount in Row (11)..........................  28.44%
(14) Type of reporting person (see
     instructions)...............................  CO






                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)  Name of reporting persons...................  THE ERSE TRUST
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a member of a    (a)   [X]
     group (see instructions)....................
                                                   (b)   [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........  Not applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................

(6)  Citizenship or place of organization........  GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................  None

(8)  Shared voting power.........................  None

(9)  Sole dispositive power......................  None

(10) Shared dispositive power....................  None

(11) Aggregate amount beneficially owned by each   10,476,723 (which includes 638,797 shares
     reporting person............................  subject to acquisition within 60 days on exercise of certain Warrants)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................  [ ]

(13) Percent of class represented by
     amount in Row (11)..........................  28.44%
(14) Type of reporting person (see
     instructions)...............................  OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.


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                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)  Name of reporting persons...................  CAP ADVISERS LIMITED
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a                (a)   [X]
     member of a group (see instructions)........
                                                   (b)   [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........  Not Applicable

(5)  Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e).....  [ ]

(6)  Citizenship or place of organization........  UNITED KINGDOM

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................  None

(8)  Shared voting power.........................  292,800

(9)  Sole dispositive power......................  None

(10) Shared dispositive power....................  292,800

(11) Aggregate amount beneficially owned           10,769,523 (which includes 638,797 shares
     by each reporting person....................  subject to acquisition within 60 days on exercise of certain Warrants)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................  [ ]

(13) Percent of class represented by
     amount in Row (11)..........................  29.24%
(14) Type of reporting person (see
     instructions)...............................  CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.






                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)  Name of reporting persons...................  ANTHONY M. PILARO
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a                (a)   [X]
     member of a group (see instructions)........
                                                   (b)   [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........  Not Applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................  [ ]


(6)  Citizenship or place of organization........  IRELAND

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................  None

(8)  Shared voting power.........................  None

(9)  Sole dispositive power......................  None

(10) Shared dispositive power....................  None

(11) Aggregate amount beneficially owned           10,476,793 (which includes 638,797 shares
     by each reporting person....................  subject to acquisition within 60 days on exercise of certain Warrants)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................  [ ]

(13) Percent of class represented by
     amount in Row (11)..........................  28.44%
(14) Type of reporting person (see
     instructions)...............................  IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.






                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)  Name of reporting persons...................  THE LCP II TRUST
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a
     member of a group (see instructions)........  (a)    [X]

                                                   (b)    [ ]
(3)  SEC use only................................

(4)  Source of funds (see instructions)..........  Not Applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................  [ ]

(6)  Citizenship or place of organization........  JERSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................  3,000,000

(8)  Shared voting power.........................  None

(9)  Sole dispositive power......................  3,000,000

(10) Shared dispositive power....................  None

(11) Aggregate amount beneficially owned           3,000,000
     by each reporting person....................

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................  [ ]

(13) Percent of class represented by
     amount in Row (11)..........................  8.3%
(14) Type of reporting person (see
     instructions)...............................  00 (Trust)


                         BRITESMILE, INC. SCHEDULE 13D
                                AMENDMENT NO. 12



NOTE: This Amendment No. 12 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001 and by an Amendment No. 11 filed on July 23, 2001. This Amendment No. 12 is filed on behalf of LCO Investments Limited ("LCO Investments"), The ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro and the LCP II Trust.

         This Amendment No. 12 is being filed, (a) to reflect the disposition by LCO Investments of 3,000,000 shares of Common Stock by making a gift to LCP II Trust, a trust whose beneficiary is Linda C. Pilaro, the wife of Anthony M. Pilaro, a Reporting Person; (b) to reflect the acquisition of 168,900 Shares of Common Stock by PdeP Tech Limited ("PdeP"), a 50% subsidiary of LCO Investments; (c) to reflect the addition of LCP II Trust as a reporting person within this group and (d) to reflect the acquisition by LCP II Trust of 3,000,000 shares of Common Stock by receipt of a gift from LCO Investments. There has been no change in the information set forth in response to Items 1 and 6 of Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 12.

         The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended to add the following:

LCP II

         (a) A person included within the group filing this Statement is LCP II Trust ("LCP II").

         (b) The business address of LCP II is care of its sole trustee, The Bank of Nova Scotia Trust Company Channel Islands Limited ("BNS") at PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

         (c) The principal business of LCP II is to serve as a private trust to hold and invest funds for the benefit of certain individuals and charities who are also beneficiaries (direct, indirect, remote or contingent, as the case may be) of The ERSE Trust. The principal beneficiary of LCP II Trust is Linda C. Pilaro, the wife of Anthony M. Pilaro.

         (d) LCP II has not, during the last five years, been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) LCP II, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

         (f) LCP II is a trust organized under the laws of Jersey, Channel Islands.

BNS

         (a) The sole trustee of LCP II is BNS.

         (b) The business address of BNS is PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

         (c) BNS's principal occupation with respect to LCP II is to act as the sole trustee of LCP II.

         (d) In its capacity as trustee of LCP II , BNS has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) In its capacity as trustee of LCP II, BNS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

         (f) BNS is a trust company organized under the laws of Jersey, Channel Islands.

The reference to BNS in this Statement should not be construed as an admission that BNS is, for purposes of Section 13(d) of the Securities Exchange Act, the beneficial owner of any securities covered by this Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to add the following:

         LCP II received 3,000,000 shares of Common Stock as a gift on November 1, 2001 from LCO Investments.

ITEM 4.  PURPOSE OF TRANSACTION.

         LCP II received the shares of Common Stock as a gift as part of a reorganization of certain beneficial interests in The ERSE Trust. The beneficiaries of LCP II include individuals and charities that are also beneficiaries (direct or indirect, vested or contingent, as the case may be) of The ERSE Trust. The principal beneficiary of LCP II is Linda C. Pilaro, the wife of Anthony M. Pilaro.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to add the following paragraphs:

LCO INVESTMENTS

         (c) On November 1, 2001, LCO Investments disposed of a total of 3,000,000 shares of Common Stock by making a gift to LCP II. See Item 4 above. On October 2, 2001 LCO Investments, through its subsidiary, PdeP, purchased 115,000 shares of Common Stock for an aggregate purchase price of $608,097.00. On October 3, 2001 LCO Investments, through its subsidiary, PdeP, purchased 30,000 shares of Common Stock for an aggregate purchase price of $159,000.00. On October 9, 2001 LCO Investments, through its subsidiary, PdeP, purchased 239,000 shares of Common Stock at an aggregate purchase price of $114,060.36.

         (d) As a result of these acquisitions and dispositions, LCO Investments beneficially owns 10,476,723 shares of Common Stock (which includes 638,797 shares that are subject to acquisition on exercise of Warrants and 1,330,000 shares which are owned by a subsidiary of LCO Investments.) These shares represent 28.44% of the outstanding stock of BriteSmile, Inc. (treating as outstanding the said 638,797 shares that are subject to acquisition by LCO Investments). Neither ERSE Trust, CAP Advisers Limited or Anthony M. Pilaro own any shares of Common Stock. However, CAP Advisers Limited, in its capacity as trustee of four separate trusts, shares power to vote and dispose of 292,800 shares of Common Stock.

LCP II

         (a) As of the date hereof LCP II directly holds and beneficially owns 3,000,000 shares of Common Stock, which constitutes 8.3% of the 36,197,000 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof

         (b) In its capacity as trustee, BNS has the sole voting and dispositive power of all of the shares of Common Stock held by LCP II.

         (c)      None.

         (d)      None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of LCO Investments, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

         EXHIBIT Z the Amended and Restated Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro and the LCP III Trust dated November 9, 2001.

         EXHIBIT AA which was previously filed as an exhibit to the Form 3 filed by LCP II, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of The LCP II Trust

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 12, 2001

                                    LCO INVESTMENTS LIMITED


                                    By/s/Craigh Leonard
                                      ---------------------------------------
                                         Craigh Leonard, Attorney-in-Fact

                                    THE ERSE TRUST


                                    By/s/Craigh Leonard
                                      ---------------------------------------
                                         Craigh Leonard, Attorney-in-Fact

                                    CAP ADVISERS LIMITED


                                    By/s/Craigh Leonard
                                      ---------------------------------------
                                         Craigh Leonard, Attorney-in-Fact


                                    /s/Craigh Leonard
                                    -----------------------------------------
                                       Anthony M. Pilaro, by Craigh Leonard,
                                       Attorney-in-Fact

                                    LCP II TRUST



                                    By:/s/Craigh Leonard
                                      ---------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                                                      EXHIBIT Z







                              AMENDED AND RESTATED
                          JOINT FILING AGREEMENT AMONG
                    LCO INVESTMENTS LIMITED, THE ERSE TRUST,
                  CAP ADVISERS LIMITED, ANTHONY M. PILARO AND
                                THE LCP II TRUST


         Agreement, dated as of November 9, 2001 among LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro and The LCP II Trust.

                              W I T N E S S E T H:

         WHEREAS, this Agreement amends and restates the Joint Filing Agreement among LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony
M. Pilaro, dated as of May 8, 1998; and

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such Statement or amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

         NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

         LCO Investments Limited, the ERSE Trust, CAP Advisers Limited, Anthony
M. Pilaro and The LCP II Trust do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one joint statement on Schedule 13D relating to their ownership of the Common Stock of BriteSmile, Inc., and do hereby further agree that Amendment No. 12 to Schedule 13D and any amendments hereafter required to be made to such joint statement shall be filed on behalf of each of them.

                                        LCO INVESTMENTS LIMITED



                                        By: /s/ Craigh Leonard
                                            ---------------------------------
                                            Craigh Leonard, Attorney-in-Fact

                                        THE ERSE TRUST



                                        By: /s/ Craigh Leonard
                                            ---------------------------------
                                            Craigh Leonard, Attorney-in-Fact

                                        CAP ADVISERS LIMITED



                                        By: /s/ Craigh Leonard
                                            ---------------------------------
                                            Craigh Leonard, Attorney-in-Fact


                                        /s/ Craigh Leonard
                                        -------------------------------------
                                        Anthony M. Pilaro, by Craigh Leonard,
                                        Attorney-in-Fact

                                        THE LCP II TRUST



                                        By: /s/ Craigh Leonard
                                            ---------------------------------
                                            Craigh Leonard, Attorney-in-Fact